ARMITAGE MINING CORP.
15455 Dallas Parkway, 6th Floor
Dallas, Texas 75001

March 27, 2007

Jill Davis
Branch Chief
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Armitage Mining Corp. (the “Company”) Item 4.01 Form 8-K Filed March 13, 2007 File No. 000-51246

Dear Ms. Anderson:

Reference is made to the Current Report on 8-K (the “8-K”) which was filed with the Securities and Exchange Commission on March 13, 2007 (file No. 000-51246). In connection with Amendment No. 1 to the 8-K, the Company acknowledges that that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, /s/ Charles Fu Charles Fu President